UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BlueLinx Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09624H109

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA  94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  []

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                      OO, IA

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only _____________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                      IN

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     XX

(b)     ______

3.     SEC Use Only ______________________________________________________________

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization       United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	-0-
	8. Shared Voting Power	1,635,949
	9. Sole Dispositive Power	-0-
	10. Shared Dispositive Power	1,635,949

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,635,949

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     5.0%

14.     Type of Reporting Person (See Instructions)                    IN

Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of BlueLinx Holdings Inc. (the "Issuer").  The principal executive office of the Issuer is located at 4300 Wildwood Parkway, Atlanta, GA  30339.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
(collectively, the "Filers").

(b) The business address of the Filers is
550 NW Franklin Avenue, Suite 478, Bend, OR 97701.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCM is an investment adviser. Seaver and Kent are the managers of SCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 4 of the cover sheet for each Filer.

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCM	Funds under Management	$7,274,488

Item 4.     Purpose of Transaction

The Reporting Persons purchased the Common Stock of the Issuer for investment purposes. The Reporting Persons intend to exercise fully their rights as stockholders.

The Reporting Persons are engaged in the investment advisory business. In pursuing this business, the Reporting Persons will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

Depending on their evaluation of various factors, including those indicated above, the Reporting Persons may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock now owned or hereafter acquired by any of them. In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity. The Reporting Persons may from time to time cause any of Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P. (the “Stadium Capital Funds”) to distribute in kind to their respective investors shares of Common Stock of the Issuer owned by such Stadium Capital Funds. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

On October 19, 2010, the Reporting Persons dismissed their complaint in the Delaware Chancery Court titled Stadium Capital Qualified Partners, L.P., and Stadium Capital Partners, L.P., v. Cerberus APB Investor LLC et. al , regarding Cerberus’ now expired tender offer to acquire the remaining outstanding shares of the Issuer.

The Reporting Persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since September 28, 2010:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
NONE

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser and (in some cases) general partner of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.  Pursuant to such investment management agreements, SCM is entitled to fees based on assets under management and realized and unrealized gains.

Item 7.     Material to Be Filed as Exhibits

Exhibit A -- Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     October 20, 2010

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 10, 2010 (including amendments thereto), with respect to the shares of common stock, par value $0.01 per share, of BlueLinx Holdings Inc.  For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said shares, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     August 10, 2010

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent